UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (Exact name of Registrant as specified in its charter)

Telecommunications Indonesia (A state-owned public limited liability Company) (Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 15, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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(Registrant)

By: /s/ Honesti Basyir

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(Signature)

Honesti Basyir

Chief of Financial Officer

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk

CORRECTION

SCHEDULE FOR THE DISTRIBUTION OF 2013 FINANCIAL YEAR DIVIDEND

(No.Tel.95/PR000/COP-A0070000/2014)

In reference to our announcement dated April 8, 2014, herewith we correct: 1. The schedule for the distribution of 2013 Financial Year Dividend of Regular and Negotiation Market which was stated:
Cum Dividend Ex Dividend become Cum Dividend Ex Dividend	= April 29, 2014 = April 30, 2014 = April 28, 2014 = April 29, 2014
The schedule for Recording Date, Cash Market and Payment Date will remain the same.
2. In number 9, evidence of dividend tax deduction are available starting May 28, 2014, should be June 30, 2014.
Bandung, April 15, 2014 PT TELKOM INDONESIA Tbk. Board of Directors